Exhibit 99.1

FAIRFAX  News Release

TSX Stock Symbol:  FFH and FFH.U

TORONTO, April 24, 2018

FIRST QUARTER ACCOUNTING GAIN

Toronto, Ontario (April 24, 2018) — Fairfax Financial Holdings Limited (“Fairfax”) (TSX: FFH and FFH.U) announces that its 67.6% - owned subsidiary, Thomas Cook (India) Limited (“TCIL”), has changed the accounting for its ownership interest in Quess Corp. Limited (“Quess”) from a subsidiary to an associate for its year ended March 31, 2018.  As a result of this accounting change, TCIL will de-consolidate Quess and TCIL’s remaining ownership interest in Quess will be recorded at fair value and presented as an investment in an associate company.  This will result in a non-cash accounting gain at TCIL of approximately Rs. 58 billion (Rs. 5800 Crore) for the year ended March 31, 2018.

Accordingly, Fairfax must also change the manner in which it accounts for its ownership interest in Quess through TCIL from a subsidiary to an investment in an associate company.  This change in accounting will result in a non-cash accounting gain at Fairfax of approximately US$600 million in Fairfax’s first quarter ended March 31, 2018.

Fairfax is a holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information, contact:	John Varnell, Vice President, Corporate Development, at
(416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED

95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946